UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or Section 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 12, 2026

INFLECTION POINT ACQUISITION CORP. III
(Exact name of registrant as specified in its charter)

Cayman Islands	001-42614	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

167 Madison Avenue Suite 205 #1017

New York, New York 10016

(Address of registrant’s principal executive offices, including zip code)

(212) 476-6908

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one right to receive one-tenth (1/10) of one Class A ordinary share	IPCXU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 par value	IPCX	The Nasdaq Stock Market LLC
Rights, each entitling the holder to receive one tenth (1/10) of one Class A ordinary share	IPCXR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

As previously disclosed, on August 25, 2025, Inflection Point Acquisition Corp. III, a Cayman Islands exempted company (“Inflection Point”), Air Water Ventures Holdings Limited, a Cayman Islands exempted company (the “Company”), Air Water Ventures Limited, a Cayman Islands exempted company (“PubCo”) and IPCX Merger Sub Limited (“Merger Sub”), a Cayman Islands exempted company, entered into a Business Combination Agreement (the “Business Combination Agreement”). The transactions contemplated by the Business Combination Agreement are referred to herein as the “Transactions.”

Pursuant to terms of the Business Combination Agreement and subject to the terms and conditions set forth therein: (a) Inflection Point will be merged with and into PubCo, as a result of which the separate corporate existence of Inflection Point shall cease and PubCo shall continue as the surviving company (the “First Merger”), and (b) one Business Day (as defined in the Business Combination Agreement) after the First Merger, the Company will be merged with and into Merger Sub, as a result of which the separate corporate existence of the Company shall cease and Merger Sub shall continue as the surviving company and a wholly owned direct subsidiary of PubCo (the “Second Merger”).

In connection with the Transactions, the Company intends to hold an analyst day during the first quarter of 2026.

Furnished herewith as Exhibit 99.1 and incorporated into this Item 7.01 by reference is an updated investor presentation that Inflection Point and the Company have prepared for use in connection with the Transactions, including as part of its anticipated presentation to analysts during the first quarter of 2026 and the potential private placement transactions described below.

The information set forth under this Item 7.01, including the exhibit attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 8.01 Other Events.

Inflection Point and the Company are contemplating raising additional funds in private placement transactions exempt from the registration requirements of the Securities Act on substantially the same terms as the PIPE Investment (as defined in the Business Combination Agreement). The private placement transactions will be conditioned upon, among other things, the satisfaction or waiver of all conditions precedent to the Transactions set forth in the Business Combination Agreement and the scheduling of the Second Merger to be completed immediately after the closing of the private placement transactions. There is no guarantee that Inflection Point and/or the Company will enter into binding agreements related to such additional private placement transactions.

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the expectation that the Transactions between Inflection Point and the Company will occur and that PubCo will be listed on the Nasdaq Stock Market LLC (“Nasdaq”), the estimated or anticipated future results and benefits of PubCo following the Transactions, including its ability to successfully execute is business plan, the likelihood and ability of the parties to successfully consummate the Transactions and future opportunities for PubCo and other statements that are not historical facts.

These statements are based on the current expectations of Inflection Point’s and/or the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Inflection Point and the Company. These statements are subject to a number of risks and uncertainties regarding the Company’s business and the Transactions, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the parties to consummate the Transactions or the intended financing; the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the number of redemption requests made by Inflection Point’s shareholders in connection with the Transactions; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Transactions; the risk that the approval of Inflection Point’s shareholders for the potential transaction is not obtained; the anticipated capitalization and enterprise value of PubCo following the consummation of the Transactions; the ability of PubCo to issue equity, equity-linked or other securities in the future; expectations related to the terms and timing of the Transactions; failure to realize the anticipated benefits of the Transactions, including as a result of a delay in consummating the Transactions; the risk that the Transactions may not be completed by Inflection Point’s business combination deadline and the potential failure to obtain an extension of its business combination deadline, if sought by Inflection Point; the risks related to the rollout of the Company’s business and the timing of expected business milestones; the ability of PubCo to execute its growth strategy, manage growth profitably and retain its key employees; the ability of PubCo to obtain or maintain the listing of its securities on the Nasdaq following the Transactions; costs related to the Transactions; and other risks that will be detailed from time to time in filings with the SEC, including those risks discussed under the heading “Risk Factors” in Inflection Point’s final prospectus for its initial public offering filed with the SEC on April 25, 2025. The foregoing list of risk factors is not exhaustive. There may be additional risks that could also cause actual results to differ from those contained in these forward-looking statements. In addition, forward-looking statements provide Inflection Point’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K (this “Report”). And while Inflection Point may elect to update these forward-looking statements in the future, Inflection Point specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Inflection Point’s assessments as of any date subsequent to the date of this Report. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that the results of such forward-looking statements will be achieved.

Additional Information and Where to Find It

In connection with the Transactions, Inflection Point, the Company and PubCo are expected to prepare a registration statement (the “Registration Statement”) to be filed with the SEC by PubCo, which will include preliminary and definitive proxy statements to be distributed to Inflection Point’s shareholders in connection with Inflection Point’s solicitation for proxies for the vote by Inflection Point’s shareholders in connection with the Transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to the Company’s shareholders in connection with the completion of the Transactions. After the Registration Statement has been filed and declared effective, Inflection Point will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Transactions. Inflection Point’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Inflection Point’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the Transactions, because these documents will contain important information about Inflection Point, the Company, PubCo and the Transactions. This Report is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Inflection Point will send to its shareholders in connection with the Transactions.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS AND THE PARTIES TO THE TRANSACTIONS. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of Inflection Point as of a record date to be established for voting on the Transactions. Shareholders of Inflection Point will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Inflection Point Acquisition Corp. III, 167 Madison Avenue Suite 205 #1017, New York, New York 10016.

Participants in the Solicitation

Inflection Point and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Inflection Point’s shareholders with respect to the Transactions. A list of the names of those directors and executive officers and a description of their interests in Inflection Point is contained in the sections entitled “Principal Shareholders” and “Management— Conflicts of Interest” of Inflection Point’s final prospectus (File 333-283427) for its initial public offering, filed with the SEC on March 10, 2025, and which is available free of charge at the SEC’s website at www.sec.gov, and at the following URL: sec.gov/Archives/edgar/data/2012318/000121390025035659/ea0222072-08.htm#T99012. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

The Company, PubCo, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Inflection Point’s shareholders in connection with the Transactions. A list of the names of such directors and executive officers and information regarding their interests in the Transaction will be included in the Registration Statement when available.

No Offer or Solicitation

This Report is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit	Description
99.1	Investor Presentation, dated January 12, 2026.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 12, 2026

INFLECTION POINT ACQUISITION CORP. III

By:	/s/ Kevin Shannon
Name:	Kevin Shannon
Title:	Chief Operating Officer